SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR DECEMBER TRAFFIC UP 2%

RYANAIR CARRIED A RECORD 79.6M PAX IN 2012 (UP 4%)

Ryanair, Europe's only ultra-low cost airline, today (7 Jan) released passenger and load factor stats for Dec 2012, with its traffic and load factor both increasing by 2% over Dec 2011.

Ryanair's traffic and load factor stats for Dec 2012 are as follows:

	Dec 11	Dec 12	Change	Yr to Dec 12
Passengers	4.76M	4.84M	+2%	79.6M (+4%)
Load Factor	79%	81%	+2%	82% ( - )

Ryanair's Stephen McNamara said:

"Ryanair enjoyed another record breaking year in 2012 with almost 80m passengers choosing one of our ultra-low fares between Jan and Dec 2012."

ENDS.

For further information
please contact:                     Stephen McNamara -               Joe Carmody -
                                              Ryanair                                      Edelman
                                                             Tel: 353 1 812 1212                                Tel: 353 1 678 9333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 07 January, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary